OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response. . . 11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

   Moore-Handley, Inc.
(Name of Issuer)

    Common Stock, par value $.10 per share
(Title of Class of Securities)

       615762 10 1
(CUSIP Number)

  Pierce E. Marks, Jr.
Moore-Handley,Inc.
P.O. Box 2607
Birmingham, Alabama 35202
(205)-663-8011
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

 July 9, 2003
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [   ]

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 615762 10 1

1.	Names of Reporting Persons. Pierce E. Marks, Jr. I.R.S. Identification Nos. of above persons (entities only).

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)
(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With
	7.	Sole Voting Power 210,258

	8.	Shared Voting Power

	9.	Sole Dispositive Power 210,258

	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 210,258

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 11.9%

14.	Type of Reporting Person (See Instructions) IN

            This amendment No. 1 to Schedule 13D is filed by Pierce E. Marks, Jr. to supplement and amend the Schedule 13D originally filed by Mr. Marks on June 3, 2003 (the "Schedule 13 D"). Items 4 and 5 are hereby supplemented and amended.

Item 4.	Purpose of Transaction
On July 9, 2003, Mr. Marks sold 100,000 shares to the Issuer for $3.50 per share.

Item 5.	Interest in Securities of the Issuer
(a)

     The equity securities to which this statement relates consists of: (i) 204,258 shares of Common Stock owned by Mr. Marks after giving effect to the sale reported in Item 4 above (the "Shares") and (ii) 6,000 shares of Common Stock subject to special stock options issued to non-employee directors of the Issuer pursuant to the Issuer's 2001 Incentive Compensation Plan (the "Option Shares"). These equity securities represent approximately 11.9% of the outstanding shares of Common Stock.

(b)

    Mr. Marks has the sole power to vote and dispose of each of the shares and, upon any acquisition of the Options Shares, would have sole power to vote and dispose of such Option Shares, would have sole power to vote and dispose of such Option Shares.

	(c)	Except as described in Item 4 above and in the Schedule 13D, Mr. Marks has not participated in any transaction involving Common Stock within the past sixty days.
	(d)	N/A
	(e)	N/A

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 9, 2003

Signature: Pierce E. Marks, Jr.

Name/Title: Pierce E. Marks, Jr./Director